COMMON STOCK

COMMON STOCK

MR



MORTON'S RESTAURANT GROUP, INC.

THIS CERTIFIES THAT

is the Record Holder of

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile signatures of the duly authorized officers.

Dated: